Exhibit 4.2

JABIL CIRCUIT, INC.
ADDENDUM TO THE TERMS AND CONDITIONS OF
THE JABIL CIRCUIT, INC. 2002 STOCK INCENTIVE PLAN
FOR GRANTEES RESIDENT IN FRANCE

Scope of Addendum: By way of this addendum, the Board of Directors amends the Jabil Circuit, Inc. 2002 Stock Incentive Plan (Plan) for Participants resident of France, in order to qualify the stock option agreement under the French law of 70-1322 of December 31, 1970, codified in articles L225-177 to L225-187-1 of the “Code de Commerce"(French Commercial Code).

The following provisions shall apply to all Options currently outstanding under the Plan that are held by Grantees resident of France.

1.     Eligibility: Eligible Grantees under this Addendum shall be limited to Employees selected by the Committee or the Board of Directors to receive options. Employees are further defined in the Plan to be regular employees of Jabil Circuit, Inc. and its subsidiary, “the Company”, for whom income tax is withheld by the Company or social security contributions are made by the Company.

Notwithstanding any other provision of the Plan, options granted to any Grantee not employed by the Company at the date of the grant will not be deemed to have been granted pursuant to this Addendum.

2.     Shares subject to the Plan: Notwithstanding any other provision of the Plan, the total number of options granted but not yet exercised cannot give the right to subscribe to a number of shares in excess of one third (1/3) of the share capital of the Company. Options granted giving the right to subscribe to a number of shares in excess of 1/3 of the share capital of the Company will not be deemed to have been granted pursuant to this Addendum.

3. Grant:

•	Notwithstanding any other provision of the Plan, no Options shall be granted to any Grantee holding shares of Common Stock representing 10% or more of the Company’s share capital. Options granted to any Grantee holding shares of Common Stock representing 10% or more of the Company’s capital will not be deemed to have been granted pursuant to this Addendum.

•	Time limit for granting Options: Options on shares of Common Stock shall not be granted beyond March 24, 2005, being 38 months from the date the Plan received shareholder approval. Should Options relating to shares of Common Stock be granted more than 38 months after the date the Plan received shareholder approval, then such grants shall not be deemed to have occurred pursuant to this Addendum.

4. Option Price:

•	For Options granted while the Company is quoted on a recognized exchange: Notwithstanding any other provision of the Plan, the option price shall not be less than 80% of the average of the market value of Common Stock on the 20 trading days preceding the date of grant or 80% of the average purchase price of the Common Stock. Any option issued under the plan having an Option Price less than 80% of the average of the market price of a share of Common Stock on the 20 trading days preceding the date of grant or 80% of the average purchase price of these shares shall not be deemed to have been granted under this Addendum.

•	Modification of the Option price: Notwithstanding any other provision of the Plan, the option price is not subject to modification and shall be adjusted only upon:

•	the following circumstances:

–	Certain capital increases

–	Issuance of convertible securities

–	Distributions of retained earnings in cash or shares held by the company

–	Capital reductions due to losses

•	OR with the express consent of the option holder.

Should the option price for any option grant be modified under conditions other than those stated above, such modifications shall not be deemed to have occurred. Furthermore, notwithstanding any other provision of the Plan, the Committee or Board of Directors shall not have the right to prescribe, amend or rescind the terms of any existing stock option grant previously granted to a Grantee without the express written consent of the Grantee. Modifications made by the Committee or the Board of Directors including the prescription, amendment or rescinding of the terms of any existing stock option grant previous granted to a Grantee without the express written consent of the Grantee shall be deemed not to have occurred.

5. Transferability: Notwithstanding any other provision of the Plan:

•	Options issued pursuant to this Addendum are not transferable.

•	Upon the death of a Grantee, to the extent Options were exercisable by the Grantee at the date of death, all such Options shall remain exercisable for a period of six months from the date of the Grantee’s death. To the extent that any Options are exercised under the above conditions after a period of six months from the date of the Grantee’s death, such exercise will be deemed not to have occurred pursuant to this Addendum.

6.     Restriction on Sale: Notwithstanding any other provision of the Plan, the Company reserves the right to restrict the sale of any Common Stock acquired through the exercise of an Option for a period not to exceed three years from the date the Option is exercised. However, this restriction shall not apply in the case of retirement or termination, if the Grantee exercises the option at least 3 months prior to the date of retirement or termination.

7.     Lock-Up Period for Grant: Notwithstanding any other provision of the Plan, no options shall be granted during the period commencing ten (10) business days before and ending ten (10) business days after (1) the publication of the Annual Financial Report, or (2) the release of Company information that may impact share value.